Exhibit 99.1

First Quarter 2014
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Company Overview
Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. Our pipeline encompasses compounds at various stages of development.
Our later-stage product candidates include MACRILEN™ (macimorelin), an orphan drug that evaluates growth hormone deficiency in adults, and zoptarelin doxorubicin, a targeted therapy for endometrial cancer, as well as for castration- and taxane-resistant prostate and other cancers. We are also investigating various additional compounds as potential treatments for a host of unmet medical needs.
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month period ended March 31, 2014. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited condensed interim consolidated financial statements and related notes as at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (the "condensed interim consolidated financial statements"). Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in United States ("US") dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assume", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the the US Food and Drug Administration ("FDA"), the European Medicines Agency, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

First Quarter MD&A - 2014

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the US Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Key Developments
Product Candidate Developments
MACRILEN™

•
On January 6, 2014, we announced that the FDA had accepted for substantive review our New Drug Application ("NDA") for our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity, MACRILEN™, for the evaluation of adult growth hormone deficiency ("AGHD"). The acceptance for filing of the NDA indicates that the FDA has determined that the application is sufficiently complete to permit a substantive review. The NDA, submitted on November 5, 2013, seeks approval for the commercialization of MACRILEN™, which, if approved, will be the first orally administered drug indicated for the evaluation of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The application is subject to a standard review and will have a Prescription Drug User Fee Act ("PDUFA") date of November 5, 2014. The PDUFA date is the goal date for the FDA to complete its review of the NDA. MACRILEN™ benefits from patent protection covering major markets; in particular, the product is protected in the US at least until October 2027. Phase 3 data have demonstrated the compound to be well tolerated, with accuracy comparable to available intravenous and intramuscular testing procedures.

Zoptarelin Doxorubicin

•
As at May 8, 2014, over 100 sites were in operation, and over 140 patients had been recruited for our current Phase 3 ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) trial in women with locally advanced, recurrent or metastatic endometrial cancer who have progressed and who have received one chemotherapeutic regimen with platinum and taxane (either as adjuvant or first-line treatment). The ZoptEC trial is an open-label, randomized, multicenter trial conducted in North America, Europe and Israel under a Special Protocol Assessment with the FDA. The trial compares zoptarelin doxorubicin with doxorubicin as second line therapy and will involve approximately 500 patients. The primary efficacy endpoint is improvement in median Overall Survival.

Corporate Developments

•
On January 3, 2014, we announced the appointment of Richard Sachse, MD, PhD, as our Senior Vice President, Chief Scientific Officer and Managing Director. More recently, Dr. Sachse was also appointed Chief Medical Officer. Dr. Sachse holds a degree in medicine from the Friedrich-Alexander-University Erlangen and a board certification in Clinical Pharmacology. Before joining Aeterna Zentaris, Dr. Sachse was Vice President and Head of Global Translational Medicine at Boehringer Ingelheim. From 1996 to 2000, he was International Project Leader at the Bayer AG Institute for Clinical Pharmacology and Principal Investigator at the Bayer Clinical Pharmacology Unit. From 2001 to 2006, Dr. Sachse held a variety of management positions within early and late phase clinical development programs, including responsibilities for completed Phase 3 programs leading to successful New Drug Application / Marketing Authorization Application submissions. In 2007, he became Senior Director, Head of Experimental Medicine, at UCB in Belgium, before being appointed Vice President, Head of Global Translational Medicine, at Boehringer Ingelheim in 2010.

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First Quarter MD&A - 2014

•
On January 14, 2014, we completed a public offering of 11.0 million units, generating net proceeds of approximately $12.2 million, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of $1.20 per unit. Each warrant is exercisable for a period of five years at an original exercise price of $1.25 per share, subject to certain anti-dilution provisions.

•
On May 5, 2014, we announced that we have selected Charleston, South Carolina, as the new location for our North American business and global commercial operations. Over the next five years, we expect to hire staff to support the areas of commercial operations, business development, regulatory and quality assurance, manufacturing management, clinical and product development, as well as various administrative functions. In conjunction with our plans and commitment to this investment, we expect to receive Job Development Credits from the Enterprise Program Incentives of the South Carolina Department of Commerce.

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First Quarter MD&A - 2014

Status of Our Drug Pipeline
 _________________________
(1)    Investigator-driven and sponsored.
(2)    Phase 2 in ovarian cancer completed.
(3)    Sponsored entirely by license partners.
We are focused on preparing for the launch of MACRILEN™ for the evaluation of AGHD in the US and on advancing our ZoptEC Phase 3 program with zoptarelin doxorubicin in endometrial cancer, as discussed further below.
As for our compounds in earlier stages of development, our Erk/PI3K inhibitors and our disorazol Z product candidates, as well as our discovery activities, continue to be under review as part of our focused initiative to optimize research and development ("R&D") activities. We currently do not expect to invest significantly in these projects, unless partnered and/or sponsored through strategic alliances.

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First Quarter MD&A - 2014

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended March 31,
(in thousands, except share and per share data)	2014	2013
	$	$
Revenues
License fees and other	—	6,062
	—	6,062
Operating expenses
Research and development costs, net of refundable tax credits and grants	5,830	4,401
Selling, general and administrative expenses	2,365	2,824
	8,195	7,225
Loss from operations	(8,195)	(1,163)
Finance income	4,919	2,166
Finance costs	(1,028)	—
Net finance income	3,891	2,166
Net (loss) income from continuing operations	(4,304)	1,003
Net (loss) income from discontinued operations	(52)	883
Net (loss) income	(4,356)	1,886
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	23	240
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(959)	—
Comprehensive (loss) income	(5,292)	2,126
Net (loss) income per share (basic and diluted) from continuing operations	(0.08)	0.04
Net (loss) income (basic and diluted) from discontinued operations	0.00	0.03
Net (loss) income (basic and diluted) per share	(0.08)	0.07
Weighted average number of shares outstanding:
Basic	54,921,459	25,329,288
Diluted	54,921,459	25,330,128

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First Quarter MD&A - 2014

Revenues
Revenues recorded during the three months ended March 31, 2013 resulted predominantly from the non-recurring, accelerated recognition of remaining unamortized deferred revenue related to an upfront payment received from a licensing partner following the termination of related R&D activities.
We do not expect to record any significant revenues from continuing operations during the second quarter of 2014.
Operating Expenses
R&D costs, net of refundable tax credits and grants, were $5.8 million for the three-month period ended March 31, 2014, compared to $4.4 million for the same period in 2013.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended March 31,
(in thousands)	2014	2013
	$	$
Employee compensation and benefits	2,450	2,199
Third-party costs	2,543	1,325
Facilities rent and maintenance	448	417
Other costs*	421	549
R&D tax credits and grants	(32)	(89)
	5,830	4,401
 _________________________
*    Includes depreciation and amortization.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended March 31, 2014 and 2013.

(in thousands, except percentages)	Three months ended March 31,
Product Candidate	2014		2013
	$	%	$	%
Zoptarelin doxorubicin	1,879	73.9	439	33.1
Erk/PI3K inhibitors	202	7.9	192	14.5
Perifosine	167	6.6	447	33.7
Disorazol Z	143	5.6	66	5.0
MACRILEN™, macimorelin	42	1.7	40	3.0
Other	110	4.3	141	10.7
	2,543	100.0	1,325	100.0

As shown above, a substantial portion of the quarter-over-quarter increase in third-party R&D costs relates to development initiatives associated with zoptarelin doxorubicin, and in particular with our Phase 3 ZoptEC trial initiated in 2013 with our partner, Ergomed Clinical Research Ltd. ("Ergomed"), the contract clinical development organization with which, in April 2013, we entered into a co-development and profit sharing agreement.

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First Quarter MD&A - 2014

Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs to increase in the second quarter of 2014, as compared to the first quarter of 2014, mainly due to the advancement of our lead ZoptEC Phase 3 trial with zoptarelin doxorubicin and related sub-studies. Based on currently available information and forecasts, we continue to expect that we will incur net R&D costs of between $24 million and $26 million for the year ended December 31, 2014.  As discussed below, however, we are in the process of performing a strategic review of all of our preclinical activities. This review may result in changes to our future overall R&D activities that may have a significant impact on our results of operations versus the currently available guidance. As such, our net R&D cost estimates may be revised in future periods as we continue to review our R&D activities, advance R&D development and as new information becomes available.
Selling, general and administrative ("SG&A") expenses were $2.4 million for the three-month period ended March 31, 2014, as compared to $2.8 million for the same period in 2013.
We expect SG&A expenses to remain approximately at the same level in the second quarter of 2014 as compared to the first quarter of 2014.
Net finance income is comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates, as presented below.

	Three months ended March 31,
(in thousands)	2014	2013
	$	$
Finance income
Change in fair value of warrant liability	4,880	1,757
Gains due to changes in foreign currency exchange rates	—	362
Interest income	39	47
	4,919	2,166
Finance costs
Losses due to changes in foreign currency exchange rates	(1,028)	—
	(1,028)	—
	3,891	2,166

The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the issuance of 8.8 million additional share purchase warrants and by the closing price of our common shares, which, on the NASDAQ, has fluctuated from $1.17 and $1.49 during the three-month period ended on March 31, 2014.
Gains or losses due to changes in foreign currency exchange rates are mainly related to the US dollar vis-à-vis the euro ("EUR"), which strengthened by approximately 3.8% during the three-month period ended March 31, 2014, as compared to the same period in 2013.
Net (loss) income from continuing operations for the three-month period ended March 31, 2014 was $(4.3) million, or $(0.08) per basic and diluted share, compared to $1.0 million, or $0.04 per basic and diluted share for the same period in 2013. This decrease is due largely to lower comparative license fee revenues and to higher comparative net R&D costs, partially offset by higher comparative net finance income, as discussed above.

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First Quarter MD&A - 2014

Discontinued Operations
On April 3, 2013, we entered into a transfer and service agreement and concurrent agreements with various partners and licensees with respect to our manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), our manufacturing rights for Cetrotide® and to grant a license to ARES Trading S.A. ("Merck Serono") for the manufacture, testing, assembling, packaging, storage and release of Cetrotide®, as well as related activities (collectively, the "Cetrotide® Business"), in all territories.
As a result of the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in our condensed interim consolidated statements of comprehensive (loss) income have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation, as presented below.

	Three months ended March 31,
(in thousands)	2014	2013
	$	$
Revenues
Sales and royalties	—	10,209
License fees and other*	263	328
	263	10,537
Operating expenses
Cost of sales	—	8,684
Research and development costs, net of tax credits and grants	17	—
Selling, general and administrative expenses	298	970
	315	9,654
Net (loss) income from discontinued operations	(52)	883
_________________________
*    Includes revenues from certain transition services being provided to Merck Serono pursuant to the aforementioned agreements.

The decrease in sales and royalties from discontinued operations and in cost of sales from discontinued operations during the three-month period ended March 31, 2014, as compared to the same period in 2013, reflects the fact that we recorded no sales of Cetrotide® and royalties during the three months ended March 31, 2014, as compared to the corresponding quarter of 2013, given that the transfer of the Cetrotide® Business was effective on October 1, 2013.
Net (loss) income
Net (loss) income for the three-month period ended March 31, 2014 was $(4.4) million, or $(0.08) per basic and diluted share, compared to $1.9 million, or $0.07 per basic and diluted share, for the same period in 2013. This decrease in net income is due largely to lower revenues, higher operating expenses and higher net loss from discontinued operations, partially offset by higher comparative net finance income.

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First Quarter MD&A - 2014

Quarterly Consolidated Results of Operations Information
(in thousands, except for per share data)	Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	$	$	$	$
Revenues	—	—	17	96
Loss from operations	(8,195)	(7,972)	(8,648)	(9,693)
Net loss from continuing operations	(4,304)	(10,596)	(7,799)	(9,848)
Net (loss) income	(4,356)	(8,243)	3,842	9,330
Net loss per share from continuing operations (basic and diluted)*	(0.08)	(0.28)	(0.26)	(0.39)
Net (loss) income per share (basic and diluted)*	(0.08)	(0.22)	0.13	0.37

	Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	$	$	$	$
Revenues	6,062	281	265	402
Loss from operations	(1,163)	(8,119)	(6,447)	(7,672)
Net income (loss) from continuing operations	1,003	(8,130)	(7,321)	4,468
Net income (loss)	1,886	(6,947)	(6,554)	4,540
Net income (loss) per share from continuing operations (basic and diluted)*	0.04	(0.34)	(0.39)	0.24
Net income (loss) per share (basic and diluted)*	0.07	(0.29)	(0.35)	0.25
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues due most notably to the accelerated recognition of upfront payments and to unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs historically have varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.
In addition to the items referred to above, our net income (loss) also has been impacted by net variations attributable to the Cetrotide® Business, which, as discussed above, has been presented on a retrospective basis within discontinued operations, given that the Cetrotide® Business is no longer a significant part of our overall operations and therefore will not significantly impact our future quarterly or annual results of operations.

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First Quarter MD&A - 2014

Condensed Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents[1]	45,752	43,202
Trade and other receivables and other current assets	2,590	2,453
Restricted cash equivalents	865	865
Property, plant and equipment	1,250	1,351
Other non-current assets	11,191	11,325
Total assets	61,648	59,196
Payables and other current liabilities	5,763	7,242
Warrant liability	21,617	18,010
Non-financial non-current liabilities[2]	17,841	16,880
Total liabilities	45,221	42,132
Shareholders' equity	16,427	17,064
Total liabilities and shareholders' equity	61,648	59,196
_________________________
1    Of which approximately $4.9 million was denominated in EUR as at March 31, 2014.
2    Comprised mainly of employee future benefits and provisions.

The increase in cash and cash equivalents as at March 31, 2014, as compared to December 31, 2013, is due to the receipt of net proceeds of $12.2 million pursuant to a public offering and of $0.3 million pursuant to drawdowns made under our "At-the-Market" ("ATM") sales agreement program entered into in May 2013, partially offset by variations in components of our working capital and by recurring disbursements.
The decrease in payables and other current liabilities as at March 31, 2014, as compared to December 31, 2013, is mainly due to lower trade accounts payable in connection with the Cetrotide® Business.
Our warrant liability increased from December 31, 2013 to March 31, 2014 predominantly due to the issuance of 8.8 million additional share purchase warrants in connection with the public offering mentioned above, which increased our warrant liability by $8.5 million. The increase was partly offset by net fair value gains of $4.9 million, which were recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants.
The increase in non-financial non-current liabilities as at March 31, 2014, as compared to December 31, 2013, is mainly due to the increase of $1.0 million in our pension-related employee benefit obligation (due predominantly to the recording of an actuarial loss subsequent to the adjustment of the discount rate assumption from 3.37%, which had been applied as at December 31, 2013, to 2.97% as at March 31, 2014). This adjustment was deemed necessary due to changes in the European economic environment.

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First Quarter MD&A - 2014

Financial Liabilities, Obligations and Commitments
We have certain contractual lease obligation commitments. Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at March 31, 2014
(in thousands)	Minimum lease payments	Minimum sublease payments	Utilities
	$	$	$
Less than 1 year	1,784	(226)	592
1 – 3 years	2,216	(451)	446
4 – 5 years	408	(188)	—
More than 5 years	—	—	—
Total	4,408	(865)	1,038

Outstanding Share Data
As at May 8, 2014, we had 56,513,969 common shares issued and outstanding, as well as 2,234,863 stock options outstanding. Warrants outstanding as at May 8, 2014 represented a total of 28,907,410 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of March 31, 2014.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.

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First Quarter MD&A - 2014

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended March 31,
	2014	2013
	$	$
Cash and cash equivalents - Beginning of period	43,202	39,521
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(9,216)	(7,321)
Cash (used in) provided by operating activities from discontinued operations	(357)	1,439
	(9,573)	(5,882)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	12,446	—
	12,446	—

Cash flows from investing activities:
Net cash used in investing activities from continuing operations	(7)	(22)
	(7)	(22)

Effect of exchange rate changes on cash and cash equivalents	(316)	(434)
Cash and cash equivalents - End of period	45,752	33,183

Operating Activities
Cash used in operating activities were $9.6 million for the three-month period ended March 31, 2014, compared to $5.9 million for the same period in 2013. This increase is due to the comparative increase in R&D expenditures predominantly related to our zoptarelin doxorubicin project. Additionally, the overall increase in cash used in operating activities was due to variations associated with our discontinued operations, following the transfer of the Cetrotide® Business in the fourth quarter of 2013, as discussed above.
We expect net cash used in operating activities to remain relatively stable in the second quarter of 2014, as compared to the three-month period ended March 31, 2014, despite our continued investment in our ZoptEC Phase 3 program and related sub-studies. This estimate may vary significantly in future periods, most notably as a result of the strategic review of our R&D activities and in light of ongoing business development initiatives, as discussed further below.
Financing Activities
Cash flows provided by financing activities were $12.4 million for the three-month period ended March 31, 2014, compared to nil for the same period in 2013. The increase is due to the proceeds received from the issuance of common shares and warrants, as discussed above.
Critical Accounting Policies, Estimates and Judgments
Our condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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First Quarter MD&A - 2014

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to our annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, except as pertaining to the valuation of our accrued pension benefit obligation, to which we applied an adjusted discount rate assumption as at March 31, 2014, as noted above.
Recent Accounting Pronouncements
Adopted in 2014
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2014 and have been applied in preparing these condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
In May 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.
In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.
The impact of the adoption of these standards and amendments did not have a significant impact on our condensed interim consolidated financial statements.
Not yet adopted
IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification and measurement of financial assets and introduces additional changes relating to financial liabilities. Under the new standard, in the case where the fair value option is taken for financial liabilities, the portion of the change in fair value due to changes in the entity's own credit risk is recorded in the other comprehensive income or loss section of the entity's statement of comprehensive income (loss), rather than within profit or loss. The mandatory effective date of IFRS 9, which is to be applied retrospectively, will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. Additionally, IFRS 7, Financial Instruments: Disclosures, which is effective on adoption of IFRS 9, was amended to include revised guidance related to the derecognition of financial instruments. We are currently assessing the impact, if any, that these new standards and amendments will have on our consolidated financial statements.

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First Quarter MD&A - 2014

Outlook for the remainder of 2014
MACRILEN™
Throughout the remainder of 2014, we expect to advance the pre-launch activities related to the commercialization of MACRILEN™ for the evaluation of AGHD in the US market. As noted above, our NDA is currently under substantive review by the FDA. Subject to the successful review and acceptance of our NDA, we expect to make MACRILEN™ available by prescription in the US as soon as commercially practicable following final regulatory approval.
Pre-launch activities expected to be carried out throughout the remainder of 2014 include, but are not limited to: additional market research and analysis; estimation of sales volumes; identification of sales territories and targets; consideration of distribution channels; engagement in brand management and product awareness initiatives; analysis of access, reimbursement and payer strategies; and implementation of compliance and risk management.
We will continue to implement plans to build a commercial infrastructure necessary to access the physicians who perform the majority of AGHD tests (endocrinologists) along with the major centers of AGHD influence. Commercial initiatives are likely to include the targeted selection, hiring and deployment, by the end of 2014, of a contracted sales force and certain product development and marketing staff in order to plan our outreach to endocrinology specialists of AGHD. Our sales, product development and marketing staff will be managed from and/or located in our recently announced new location for our North American business and global commercial operations in Charleston, South Carolina.
To date, we have established an agreement with a contract manufacturer for the commercial supply of the product and expect to use a third-party logistics provider for key services related to logistics, warehousing and inventory management.
We also will continue to evaluate the potential to commercialize MACRILEN™ in other geographic territories, including Canada and Europe.
Zoptarelin doxorubicin
We expect to complete initiation of clinical sites (over 100) for our Phase 3 ZoptEC study with Ergomed. Our goal for the remainder of 2014 is to reach final anticipated patient enrollment in North America, Europe and Israel, such that we are able to secure a first interim analysis for the Phase 3 ZoptEC study during the first half of 2015.
We also expect to disclose interim results of the Phase 2 investigator-driven study in castration- and taxane-resistant prostate cancer, for which the investigator of this study was awarded a grant from the US National Institutes of Health.
Business development
With our focus to become a growth-oriented, specialty commercial-stage biopharmaceutical company, and in addition to our commitment to developing key product candidates in our existing pipeline, we expect to continue to evaluate potential in-licensing and/or acquisition opportunities, as well as co-promotional arrangements related to targeted commercial products.
Expectations for revenues, operating expenditures and cash flows
Our revenue expectations for 2014 remain the same as previously disclosed. We currently do not expect to record any significant revenues throughout the remainder of the current year, primarily given the transfer of the Cetrotide® Business, completed in October 2013, and in the absence of any potential co-promotional or other business development activities. Any post-transition-related revenues related to our former Cetrotide® Business will continue to be presented within discontinued operations in our consolidated statement of comprehensive income (loss).
As noted above, our main focus for R&D efforts will be on our later-stage compound, zoptarelin doxorubicin and its Phase 3 ZoptEC study, where we continue to anticipate substantial investment to fund ongoing development initiatives. For earlier-stage initiatives and product candidates, we expect to recover certain R&D costs through grants, R&D credits or other collaboration agreements. However, we continue to perform a review of all of our preclinical activities in order to streamline our operations, optimize our resources and R&D productivity, reduce our operating cash burn and more appropriately align our financial resources with our longer-term strategic goals. This review may result in changes to our future overall R&D activities and cost profile that may have a significant impact on our results of operations versus currently available information and forecasts, which estimate net R&D costs at between $24 million and $26 million for the year ended December 31, 2014. As such, our net

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First Quarter MD&A - 2014

R&D cost estimates may be revised in future periods as we continue to review our R&D activities, advance R&D development and as new information becomes available.
Our SG&A expenses are expected to decrease slightly in 2014, as compared to 2013, despite the ramping up of pre-commercialization efforts related to the expected launch of MACRILEN™ in the US, discussed above, and excluding foreign exchange impacts.
We continue to expect that our overall operating cash burn in 2014 will range from $33 million to $35 million as we continue to fund operating activities and working capital requirements, excluding the impact of any decisions associated with the overall review of our R&D activities and of any foreign exchange impacts. Our Board of Directors and management team are committed to optimizing our use of operating cash flows, and while we cannot provide any definitive conclusions or address the timeline and potential results of the aforementioned strategic review, we continue to work diligently in order to reach a successful outcome.
Financial Risk Factors and Other Instruments
Fair value risk
As noted above, the change in our warrant liability, which is measured at fair value through profit or loss, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income in our condensed interim consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected by changes in our common share closing price, which has ranged from $1.17 to $1.49 on the NASDAQ during the three-month period ended March 31, 2014.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on our net loss for the warrant liability held at March 31, 2014 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	21,617	2,631	(2,672)
Total impact on net loss – decrease / (increase)		2,631	(2,672)

Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3774 were to occur, the impact on our net loss for each category of financial instruments held at March 31, 2014 would be as follows:

		Balances denominated in US$
(in thousands)	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	34,385	1,719	(1,719)
Warrant liability	21,617	(1,081)	1,081
Total impact on net loss – decrease / (increase)		638	(638)

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First Quarter MD&A - 2014

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure and by continuously monitoring actual and projected cash flows. Our Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our obligations and existing commitments as they fall due for the ensuing twelve months. In making this assessment, we took into account all available information about the future, which is at least, but not limited to, twelve months from the end of the most recent reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond March 31, 2015 and to fund our activities is dependent on our ability to secure additional funding, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, share and other equity issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash equivalents. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure that we invest our cash in creditworthy and reputable financial institutions.
As at March 31, 2014, trade accounts receivable for an amount of approximately $0.9 million were with one counterparty.
As at March 31, 2014, no trade accounts receivable were past due or impaired.
Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on our condensed interim consolidated statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
In addition to recurring payments made to members of our key management team, during the three-month period ended March 31, 2014, we incurred $35,000 in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by our Nominating, Corporate Governance and Compensation Committee.
As at March 31, 2014, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

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First Quarter MD&A - 2014

Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products. Additionally, if we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

▪
Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to: demonstration of clinical efficacy and safety; the prevalence and severity of any adverse side effects; limitations or warnings contained in the product's approved labeling; availability of alternative treatments for the indications we target; the advantages and disadvantages of our products relative to current or alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

▪
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing MACRILEN™ or any other product candidate if and when they are approved. To achieve commercial success for any approved product, including, in the near and medium term, MACRILEN™, we must either develop a sales and marketing organization or outsource these functions to third parties. We currently plan to establish our own sales and marketing capabilities and promote MACRILEN™ with a targeted sales force if and when this product is ultimately approved. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and our business, financial condition and results of operations will be materially adversely affected.

▪
We are currently dependent on certain strategic partners and may enter into future collaborations for the research and development of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks. We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the research and development of some of our product candidates. Our reliance on these relationships poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

▪
We will rely on third parties to manufacture and supply marketed products. We also have or may have certain supply obligations vis-à-vis our existing and potential licensing partners, who are or will be responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative

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First Quarter MD&A - 2014

suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

▪
We have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses, and our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders' equity. We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs and seek regulatory approval for our product candidates. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our company could result in a significant or total loss.

▪
Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our existing operations, business and products could have a material adverse effect on our operations and results.

Risks Related to Our Financial Condition and Capital Requirements

▪
We may require significant additional financing, and we may not have access to sufficient capital. We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future cash flows being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations, and could render us more vulnerable to competitive pressures and economic downturns.

▪
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Regulatory Matters

▪
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. None of our current product candidates have to date received regulatory approval for their intended commercial sale. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preclinical testing and clinical development are long, expensive and uncertain processes. Though we may engage a contract research organization with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

▪
We have limited experience in filing an NDA, or similar application for approval in the US or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, or in the NDA filing, some questions may not be answered by the time we file our NDA. Unless the FDA waives the requirement to answer any such unanswered questions, submission of an NDA may be delayed and acceptance of an NDA may ultimately be rejected.

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First Quarter MD&A - 2014

Risks Related to Our Organizational Structure and Key Personnel

▪
Aeterna Zentaris Inc. is a holding company, and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.

▪
Our success is also dependent upon our ability to attract and retain a highly qualified work force and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Risks Related to Our Listing on the NASDAQ and the TSX

▪
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

▪
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the US, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the US, Canada or abroad.

▪
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

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First Quarter MD&A - 2014

Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in May 2013, the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") released an updated Internal Control - Integrated Framework: 2013. The Company currently uses the COSO 1992 original framework and will transition to the updated framework during the transition period which extends to December 15, 2014, after which the 1992 framework will be superseded. Management is currently assessing the impact of this transition and will report any significant changes to the Company's internal controls over financial reporting that may result therefrom.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,

/s/ Dennis Turpin

Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
May 8, 2014

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Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2014 and for the three-month periods ended
March 31, 2014 and 2013
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	March 31, 2014	December 31, 2013
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 5)	45,752	43,202
Trade and other receivables	1,760	1,953
Prepaid expenses and other current assets	830	500
	48,342	45,655
Restricted cash equivalents	865	865
Property, plant and equipment	1,250	1,351
Other non-current assets	632	725
Identifiable intangible assets	671	708
Goodwill	9,888	9,892
	61,648	59,196
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	5,763	7,242
Warrant liability (note 7)	21,617	18,010
Employee future benefits (note 8)	16,394	15,407
Provisions and other non-current liabilities	1,447	1,473
	45,221	42,132
SHAREHOLDERS' EQUITY
Share capital (note 9)	138,704	134,101
Other capital	86,159	86,107
Deficit	(209,240)	(203,925)
Accumulated other comprehensive income	804	781
	16,427	17,064
	61,648	59,196
Basis of preparation (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the three-month periods ended March 31, 2014 and 2013
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2014	45,312,009	134,101	86,107	(203,925)	781	17,064
Net loss		—	—	(4,356)	—	(4,356)
Other comprehensive (loss) income:
Actuarial loss on defined benefit plans (note 8)		—	—	(959)	—	(959)
Foreign currency translation adjustments		—	—	—	23	23
Comprehensive (loss) income		—	—	(5,315)	23	(5,292)
Share issuance in connection with a public offering (note 9)	11,000,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns (note 9)	201,960	263	—	—	—	263
Share-based compensation costs		—	52	—	—	52
Balance - March 31, 2014	56,513,969	138,704	86,159	(209,240)	804	16,427

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	1,886	—	1,886
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	240	240
Comprehensive income		—	—	1,886	240	2,126
Share-based compensation costs		—	608	—	—	608
Balance - March 31, 2013	25,329,288	122,791	84,500	(211,200)	(52)	(3,961)
_________________________
1    Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
For the three-month periods ended March 31, 2014 and 2013
(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2014	2013
	$	$
Revenues
License fees and other	—	6,062
	—	6,062
Operating expenses
Research and development costs, net of refundable tax credits and grants	5,830	4,401
Selling, general and administrative expenses	2,365	2,824
	8,195	7,225
Loss from operations	(8,195)	(1,163)
Finance income (note 11)	4,919	2,166
Finance costs (note 11)	(1,028)	—
Net finance income	3,891	2,166
Net (loss) income from continuing operations	(4,304)	1,003
Net (loss) income from discontinued operations (note 4)	(52)	883
Net (loss) income	(4,356)	1,886
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	23	240
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans (note 8)	(959)	—
Comprehensive (loss) income	(5,292)	2,126
Net (loss) income per share (basic and diluted) from continuing operations (note 15)	(0.08)	0.04
Net (loss) income (basic and diluted) from discontinued operations (notes 4 and 15)	0.00	0.03
Net (loss) income (basic and diluted) per share	(0.08)	0.07
Weighted average number of shares outstanding (notes 9 and 15):
Basic	54,921,459	25,329,288
Diluted	54,921,459	25,330,128

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2014 and 2013
(in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2014	2013
	$	$
Cash flows from operating activities
Net (loss) income from continuing operations	(4,304)	1,003
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 7)	(4,880)	(1,757)
Depreciation and amortization	144	244
Share-based compensation costs	38	608
Employee future benefits (note 8)	176	183
Amortization of deferred revenues	—	(6,046)
Foreign exchange loss (gain) on items denominated in foreign currencies	299	(355)
Amortization of prepaid expenses and other non-cash items	1,203	872
Transaction costs allocated to warrants issued (note 9)	666	—
Changes in operating assets and liabilities (note 12)	(2,558)	(2,073)
Net cash (used in) provided by operating activities of discontinued operations (note 4)	(357)	1,439
Net cash used in operating activities	(9,573)	(5,882)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,043 in 2014 (note 9)	12,446	—
Net cash provided by financing activities	12,446	—
Cash flows from investing activities
Purchase of property, plant and equipment	(7)	(22)
Net cash used in investing activities	(7)	(22)
Effect of exchange rate changes on cash and cash equivalents	(316)	(434)
Net change in cash and cash equivalents	2,550	(6,338)
Cash and cash equivalents – Beginning of period	43,202	39,521
Cash and cash equivalents – End of period	45,752	33,183
Cash and cash equivalents components:
Cash	20,289	11,567
Cash equivalents	25,463	21,616
	45,752	33,183

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Basis of preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with Aeterna Zentaris Inc.'s (the "Company") annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except as discussed in note 3 – Recent accounting pronouncements.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 8, 2014.
The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").

2	Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011, except as disclosed in note 8 – Employee future benefits.

3	Recent accounting pronouncements
Adopted in 2014
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2014 and have been applied in preparing these condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
In May 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.
The impact of the adoption of these standards and amendments did not have a significant impact on the Company's condensed interim consolidated financial statements.
Not yet adopted
IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification and measurement of financial assets and introduces additional changes relating to financial liabilities. Under the new standard, in the case where the fair value option is taken for financial liabilities, the portion of the change in fair value due to changes in the entity's own credit risk is recorded in the other comprehensive income or loss section of the entity's statement of comprehensive income (loss), rather than within profit or loss. The mandatory effective date of IFRS 9, which is to be applied retrospectively, will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. Additionally, IFRS 7, Financial Instruments: Disclosures ("IFRS 7"), which is effective on adoption of IFRS 9, was amended to include revised guidance related to the derecognition of financial instruments. The Company is currently assessing the impact, if any, that these new standards and amendments will have on the Company's consolidated financial statements.

4	Discontinued operations
On April 3, 2013, the Company entered into a transfer and service agreement and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to ARES Trading S.A. ("Merck Serono") for the manufacture, testing, assembling, packaging, storage and release of Cetrotide®, as well as related activities (collectively, the "Cetrotide® Business"), in all territories.
In accordance with the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the condensed interim consolidated statements of comprehensive (loss) income and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Components of the Company's net (loss) income from discontinued operations are summarized below.

	Three months ended March 31,
	2014	2013
	$	$
Revenues
Sales and royalties	—	10,209
License fees and other*	263	328
	263	10,537
Operating expenses
Cost of sales	—	8,684
Research and development costs, net of tax credits and grants	17	—
Selling, general and administrative expenses	298	970
	315	9,654
Net (loss) income from discontinued operations	(52)	883
_________________________
*    Includes revenues from certain transition services being provided to Merck Serono pursuant to the aforementioned agreements.

Components of the Company's net cash (used in) provided by operating activities of discontinued operations are summarized below.

	Three months ended March 31,
	2014	2013
	$	$
Cash flows from operating activities:
Net (loss) income income from discontinued operations	(52)	883
Items not affecting cash and cash equivalents:
Provision for onerous contracts	251	—
Depreciation	—	20
Amortization of deferred revenues	—	(1,040)
Changes in operating assets and liabilities:
Trade and other receivables	469	1,310
Inventory	—	843
Prepaid expenses and other current assets	—	(249)
Payables and accrued liabilities	(875)	(328)
Provisions and other non-current liabilities	(150)	—
Net cash (used in) provided by operating activities of discontinued operations	(357)	1,439

5	Cash and cash equivalents

	As at March 31,	As at December 31,
	2014	2013
	$	$
Cash on hand and balances with banks	20,289	27,877
Interest-bearing deposits with maturities of three months or less	25,463	15,325
	45,752	43,202

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6    Payables and accrued liabilities

	As at March 31,	As at December 31,
	2014	2013
	$	$
Trade accounts payable	3,337	4,802
Salaries, employment taxes and benefits	474	402
Accrued R&D costs	617	666
Current portion of provisions	517	441
Other accrued liabilities	818	931
	5,763	7,242

7	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Three months ended March 31,
2014
$
Balance – Beginning of period	18,010
Share purchase warrants issued during the period (note 9)	8,487
Change in fair value of share purchase warrants	(4,880)
Balance – End of period	21,617

A summary of the activity related to the Company's share purchase warrants is provided below.

	Three months ended March 31,		Year ended December 31,
	2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance – Beginning of period	20,107,410	2.34	4,407,410	5.14
Issued	8,800,000	1.25	15,700,000	1.55	*
Balance – End of period	28,907,410	1.89	20,107,410	2.34
_________________________

*
In connection with the Company's public offering of units that closed on November 25, 2013, 13,100,000 share purchase warrants (the "November 2013 Warrants") were issued with an original exercise price of $1.60 per share, subject to adjustment. The above weighted average exercise price reflects an adjusted exercise price of $1.49 per share at December 31, 2013, following a dilutive issuance of shares. The weighted average exercise price was further adjusted following a public offering on January 14, 2014 (see also note 9 – Share capital).

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at March 31, 2014. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 7.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)		Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
October 2009 Investor Warrants	122,221	1.17	7.50		0.13%	79.77%	0.56	0.00%
April 2010 Investor Warrants	740,737	1.17	9.00		0.30%	79.48%	1.55	0.00%
June 2010 Investor Warrants	530,424	1.17	8.24		0.20%	70.41%	1.22	0.00%
June 2010 Compensation Warrants	44,028	1.17	10.29		0.19%	70.57%	1.21	0.00%
October 2012 Investor Warrants	2,970,000	1.17	3.45		1.12%	90.96%	3.55	0.00%
July 2013 Warrants	2,600,000	1.17	1.85		1.45%	90.47%	4.33	0.00%
November 2013 Warrants	13,100,000	1.17	1.24	*	1.58%	99.49%	4.65	0.00%
January 2014 Warrants	8,800,000	1.17	1.25	*	1.63%	99.12%	4.78	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
* Subject to adjustment (see note 9 – Share capital) following dilutive issuances.

8	Employee future benefits
The change in the Company's accrued benefit obligations can be summarized as follows:

	Three months ended March 31, 2014
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of period	14,646	761	15,407
Current service cost	45	4	49
Interest cost	122	5	127
Actuarial loss arising from change in discount rate assumption	959	—	959
Benefits paid	(85)	(64)	(149)
Impact of foreign exchange rate changes	1	—	1
Balance – End of period	15,688	706	16,394
Amounts recognized:
In comprehensive (loss) income	167	9	176
In other comprehensive (loss) income	960	—	960

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. From December 31, 2013 to March 31, 2014, management determined that the discount rate assumption should be adjusted from 3.37% to 2.97% as a result of changes in the European economic environment.

9	Share capital
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ Capital Market ("NASDAQ") for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.
Between January 1, 2014 and March 31, 2014, the Company issued a total of 201,960 common shares under the May 2013 ATM Program at an average price of $1.43 per share, resulting in aggregate gross proceeds of $288,114, less cash transaction costs of $8,600 and previously deferred transaction costs of $17,000.
Public offering
On January 14, 2014, the Company completed a public offering (the "January 2014 Offering") of 11,000,000 units, at a purchase price of $1.20 per unit, with each unit consisting of one common share and 0.8 of a warrant to purchase a common share. The related warrants (the "January 2014 Warrants") represent the right to acquire an aggregate of 8,800,000 common shares, as discussed below.
Total cash proceeds raised through the January 2014 Offering amounted to $13,200,000, less cash transaction costs of approximately $1,034,000 and previously deferred transaction costs of $5,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated January 9, 2014.
The Company issued the January 2014 Warrants to the investors who participated in the January 2014 Offering at an exercise price of $1.25 per share and containing certain anti-dilution provisions. These warrants are exercisable at any time during their five-year term and, upon complete exercise, would result in the issuance of an aggregate of 8,800,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the 8,800,000 January 2014 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.64%, an expected volatility of 102.31%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $8,487,000.
Total gross proceeds of the January 2014 Offering were allocated as follows: $8,487,000 was allocated to Warrant liability, and the balance of $4,713,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $666,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the condensed interim consolidated statement of comprehensive (loss) income, and an amount of $373,000 was allocated to Share capital.
In connection with the January 2014 Offering, the holders of the November 2013 Warrants (see note 7 – Warrant liability) that participated in the January 2014 Offering agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and agreed that the exercise price of such warrants following the closing of the January 2014 Offering be adjusted from their original exercise price of $1.60 per share to an exercise price equal to $1.25 per share. For holders of the warrants issued in the November 2013 Offering who did not participate in the January 2014 Offering, the exercise price of the corresponding November 2013 Warrants held by the sole non-participating holder was further reduced by $0.05 per share.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options
The following tables summarize the activity under the Company's stock option plan.

	Three months ended March 31,		Year ended December 31,
	2014		2013
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of period	652,779	12.91	727,875	12.71
Forfeited	(7,449)	10.47	(9,932)	12.61
Expired	(500)	37.56	(65,164)	10.77
Balance – End of period	644,830	12.92	652,779	12.91

	Three months ended March 31,		Year ended December 31,
	2014		2013
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	1,759,794	3.40	1,328,492	4.27
Granted	150,000	1.29	630,000	1.56
Forfeited	(46,333)	3.28	(198,698)	3.37
Balance – End of period	1,863,461	3.24	1,759,794	3.40
10    Compensation of key management and other employee benefits expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended March 31,
	2014	2013
	$	$
Key management personnel*:
Salaries and short-term employee benefits	712	574
Termination benefits	439	—
Post-employment benefits	20	22
Share-based compensation costs	14	297
	1,185	893
Other employees:
Salaries and short-term benefits	2,089	2,133
Post-employment benefits	272	177
Share-based compensation costs	24	239
	2,385	2,549
	3,570	3,442
_________________________
* Key management includes the Company's directors and members of the executive management team.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In addition to recurring payments made to members of our key management team, during the period ended March 31, 2014, the Company incurred $35,000 in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

11	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended March 31,
	2014	2013
	$	$
Finance income
Change in fair value of warrant liability	4,880	1,757
Gains due to changes in foreign currency exchange rates	—	362
Interest income	39	47
	4,919	2,166
Finance costs
Losses due to changes in foreign currency exchange rates	(1,028)	—
	(1,028)	—
	3,891	2,166

12	Supplemental disclosure of cash flow information

	Three months ended March 31,
	2014	2013
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(268)	(183)
Inventory	—	15
Prepaid expenses and other current assets	(1,422)	(1,624)
Other non-current assets	—	(59)
Payables and accrued liabilities	(653)	(116)
Employee future benefits (note 8)	(149)	(124)
Provisions and other non-current liabilities	(66)	18
	(2,558)	(2,073)

13	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity through non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 9 – Share capital.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

14	Financial instruments and financial risk management
Financial assets (liabilities) as at March 31, 2014 and December 31, 2013 are presented below.

March 31, 2014	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 5)	45,752	—	—	45,752
Trade and other receivables	1,179	—	—	1,179
Restricted cash equivalents	865	—	—	865
Payables and accrued liabilities (note 6)	—	—	(5,118)	(5,118)
Warrant liability (note 7)	—	(21,617)	—	(21,617)
Other non-current liabilities	—	—	(138)	(138)
	47,796	(21,617)	(5,256)	20,923

December 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 5)	43,202	—	—	43,202
Trade and other receivables	1,899	—	—	1,899
Restricted cash equivalents	865	—	—	865
Payables and accrued liabilities (note 6)	—	—	(6,687)	(6,687)
Warrant liability (note 7)	—	(18,010)	—	(18,010)
Other non-current liabilities	—	—	(140)	(140)
	45,966	(18,010)	(6,827)	21,129

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at March 31, 2014, trade accounts receivable for an amount of approximately $869,000 were with one counterparty.
As at March 31, 2014, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's condensed interim consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 13 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in the absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond March 31, 2015 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms which are acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income in the accompanying condensed interim consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.17 to $1.49 during the three-month period ended March 31, 2014.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net loss related to the warrant liability held at March 31, 2014 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	21,617	2,631	(2,672)
Total impact on net loss – decrease / (increase)		2,631	(2,672)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the euro ("EUR") could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3774 were to occur, the impact on the Company's net loss for each significant category of financial instruments held at March 31, 2014 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	34,385	1,719	(1,719)
Warrant liability	21,617	(1,081)	1,081
Total impact on net loss – decrease / (increase)		638	(638)

15	Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Three months ended March 31,
	2014	2013
	$	$
Net (loss) income from continuing operations	(4,304)	1,003
Net (loss) income from discontinued operations	(52)	883
Net (loss) income	(4,356)	1,886
Basic weighted average number of shares outstanding	54,921,459	25,329,288
Dilutive effect of stock options	—	840
Dilutive effect of share purchase warrants	482,150	—
Diluted weighted average number of shares outstanding	55,403,609	25,330,128
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,294,934	1,264,487
Warrants (number of equivalent shares)	9,233,032	4,407,410

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
As at March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For the three-month period ended March 31, 2014, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for this period was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as public offerings and ATM drawdowns, which resulted in the issuance of a total of 11,201,960 common shares (see note 9 – Share capital) during the three-month period ended March 31, 2014.

16	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

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